Exhibit 99.1

CANOPY GROWTH CALLS NEW BRUNSWICK HOME

Company Plans to Create 136 High Quality Local Jobs

SMITHS FALLS, ON & FREDERICTON — Canopy Growth Corporation (TSX:WEED), (NYSE:CGC) (“Canopy Growth” or the “Company”) and the Government of New Brunswick are pleased to announce that with the support of Opportunities New Brunswick, the Company will create 136 local jobs in the booming cannabis sector over the next six-years.

The jobs come as part of a $40 million investment by Canopy Growth into the Company’s Fredericton-based production facility that will ensure the supply needs of New Brunswickers and Canadians are met when legalization comes into effect on Oct. 17, 2018.

Operating under the Company’s flagship Tweed brand, the facility will support the Company's global operations with high quality, large scale cannabis production capabilities to serve medical and adult-use customers.

"New Brunswick has a world-class cannabis ecosystem and a skilled workforce. It was an easy decision for us to locate here,” said Bruce Linton, Chairman and CEO. “New Brunswick has approached the cannabis sector head-on as an opportunity to create economic benefit. We are proud to call New Brunswick home and look forward to building our team here as the facility is completed and brought online.”

To staff its new facility Canopy Growth will be seeking to fill a diverse array of roles, including lab supervisors, technologists, growers, post-harvest crews, quality assurance experts, as well as maintenance crews, shipping and on-site retail staff.

To support the creation of these jobs, Canopy Growth is eligible, subject to certain conditions, for an investment of up to $1.3 million from Opportunities NB (ONB), a Crown corporation that seeks to attract and support opportunities to grow the economy and create jobs in the province.

It is estimated by the ONB that creating up to 136 new jobs would produce provincial income tax revenue of $6.5 million and contribute $61.2 million in direct GDP for the province over a six-year period.

“Your government is committed to pursuing the significant economic opportunities within the cannabis sector and to ensuring the legalization of cannabis is introduced in a responsible way,” said New Brunswick Premier Brian Gallant. “When world leading companies like Canopy Growth choose to invest in New Brunswick because of our skilled workforce, it reinforces that our multi-year economic growth plan is working.”

ONB is projecting the creation of up to 3,000 new cannabis jobs in the province by the end of 2022.

Staying true to its longstanding commitment to Corporate Social Responsibility including partnerships with MADD Canada, the Canadian AIDS Society, Parent Action on Drugs, the University of British Columbia, and a commitment to contribute funds from all online cannabis oil sales to education, Canopy Growth partnered with the New Brunswick Liquor Corporation (ANBL) to roll out a retail training program intended to educate and prepare Cannabis NB retail staff.

Here’s to Future (Maritime) Growth.

Contacts:

Media Relations

Caitlin O’Hara

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@canopygrowth.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in nine countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Forward Looking Statement

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include: “the Company does not foresee outdoor production of cannabis as a medium-term viable alternative to its current production platform” Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including regulatory rules governing various production practices, and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.